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                              CONSULTING AGREEMENT

                                                           ____________, 1998


Gary Player Golf, Inc.
2811 Airpark Drive
Santa Maria, California 93455

Attention:                 Joseph J. White,
                           Chief Executive Officer

Dear Mr. White:

                  This will confirm the arrangements, terms and conditions pursuant to which Whale Securities Co., L.P. ("Consultant"), has been retained to serve as a financial consultant and advisor to Gary Player Golf, Inc., a Delaware corporation (the "Company"), on a non-exclusive basis for a period of two (2) years commencing on ________________, 1998. The undersigned hereby agrees to the following terms and conditions:

                  1. Duties of Consultant. Consultant shall, at the request of the Company, upon reasonable notice, render the following services to the Company from time to time:

                           (a) Consulting Services.  Consultant will provide
such financial consulting services and advice pertaining to the Company's business affairs as the Company may from time to time reasonably request. Without limiting the generality of the foregoing, Consultant will assist the Company in developing, studying and evaluating financing and merger and acquisition proposals based upon documentary information provided to the Consultant by the Company.

                           (b) Financing.  Consultant will assist and
represent the Company in obtaining both short and long-term financing. The Consultant will be entitled to additional compensation under certain circumstances in accordance with the terms set forth in Section 3 hereof.

                           (c) Wall Street Liaison.  Consultant will, when
appropriate, arrange meetings between representatives of the Company and individuals and financial institutions in the investment community, such as security analysts, portfolio managers and market makers.


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                  The services described in this Section 1 shall be rendered by
Consultant without any direct supervision by the Company and at such time and place and in such manner (whether by conference, telephone, letter or otherwise) as Consultant may determine.

                  2. Compensation. As compensation for Consultant's services hereunder, the Company shall pay to Consultant an annual fee of Fifteen Thousand Dollars ($15,000), the entire Thirty Thousand Dollars ($30,000) payable in full, in advance, on _______________, 1998.

                  3. Additional Compensation in Certain Circumstances. If, at any time up until the second anniversary of the date hereof, the Company enters into an agreement with any "Qualifying Person" (as hereinafter defined), the Company purchases substantially all of the stock or assets of another entity or the Company is merged with or into another entity, or pursuant to which the Company enters into a joint venture or other on or off balance sheet corporate finance transaction (each a "Transaction"), the Company will pay to Consultant, in accordance with the formula set forth below, additional compensation based on the aggregate value of the consideration, whether in cash, securities, assumption of (or purchase subject to) debt or liabilities (including, without limitation, indebtedness for borrowed money, pension liabilities and guarantees), or other property, obligations or services, paid or payable directly or indirectly (in escrow or otherwise) or otherwise assumed in connection with such Transaction (the "Consideration"). For purposes of this
Section 3, (i) the "Company" shall include its subsidiaries and any other entity in which it owns (directly or indirectly) a majority interest; and (ii) "Qualifying Person" shall mean any person or entity which Consultant has introduced to the Company, or any affiliate thereof, after (I) Consultant has advised the Company that (a) it intends to make an introduction of such person or entity (without identifying the name or names) for purposes of a Transaction and, if requested by the Company in writing, provide general information regarding the type of Transaction and/or business of such entity, and (b) with respect to which the Company notifies Consultant in writing within five (5) business days after Consultant identifies such person or entity to the Company, that neither the Company nor Gary Player Group, Inc. ("GPG"), nor any of their respective directors, executive officers or principal shareholders, have had discussions within the prior twelve months with respect to a potential transaction (either involving the Company or GPG or any subsidiary or affiliate of either entity) or otherwise have had a significant business relationship.

                  The additional compensation to be paid will be paid upon the closing of the Transaction (except that, if any part of the

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Consideration is in the form of contingent payments to be calculated to reference to uncertain future occurrences, such as future financial or business performance, than the portion of the fees of Consultant relating to such part of the Consideration shall be payable at the earlier of (i) the receipt or payment of such Consideration; or (ii) the time that the amount of such Consideration can be determined, by certified check, in the following amounts:

                5% of the first $5,000,000 of the Consideration;

                4% of the Consideration in excess of $5,000,000 and up to $6,000,000;

                3% of the Consideration in excess of $6,000,000 and up to $7,000,000;

                2% of the Consideration in excess of $7,000,000 and up to $8,000,000; and

                1% of any Consideration in excess of $8,000,000.

                  4. Available Time. Consultant shall make available such time as it, in its sole discretion, shall deem appropriate for the performance of its obligations under this agreement and may in certain circumstances be entitled to additional compensation in connection therewith.

                  5. Relationship. Nothing herein shall constitute Consultant as an employee or agent of the Company, except to such extent as might hereinafter be agreed upon for a particular purpose. Except as might hereinafter be expressly agreed, Consultant shall not have the authority to obligate or commit the Company in any manner whatsoever.

                  6. Confidentiality. Except in the course of the performance of its duties hereunder, Consultant agrees that it shall not disclose any trade secrets, know-how, or other proprietary information not in the public domain learned as a result of this Agreement unless and until such information becomes generally known.

                  7. Assignment and Termination. This Agreement shall not be assignable by any party except to successors to all or substantially all of the business of either party for any reason whatsoever without the prior written consent of the other party, which consent may be arbitrarily withheld by the party whose consent is required.


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                  8. Governing Law. This Agreement shall be deemed to be a
contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the laws of said State.

                                              Very truly yours,

                                              WHALE SECURITIES CO., L.P.

                                              By: Whale Securities Corp.,
                                                  General Partner


                                                  By:
                                                     --------------------------
                                                     Name:
                                                     Title:

AGREED AND ACCEPTED:

GARY PLAYER GOLF, INC.


By:
   ---------------------------------
   Name:
   Title:

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